SINOBIOPHARMA, INC.
8 Zhong Tian Road
Nantong City, Jiangsu Province
China  226009

October 9, 2009

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A.  20549

Attention:                 Ms. Sacha S. Parikh, Division of Corporate Finance

Dear Ms. Parikh:

Re:	Sinobiopharma, Inc. (the "Company")
Company Acknowledgements

In connection with our filing of our amended Form 8-K with respect to Item 4.01 that was previously filed on a Form 8-K on September 29, 2009, we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, SINOBIOPHARMA, INC.

Per:	/s/ Lequn Lee Huang
Lequn Lee Huang President & CEO